SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UNIVERSAL INSURANCE HOLDINGS, INC.
 (Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

91359V107
(CUSIP Number)

Sean P. Downes
Universal Insurance Holdings, Inc.
1110 W. Commercial Blvd., Suite 100
Fort Lauderdale, Florida 33309
Tel: (954) 958-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

(Page 1 of 5 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91359V107	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Sean P. Downes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,183,863

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,183,863

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,183,863

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 91359V107	SCHEDULE 13D	Page 3 of 5 Pages

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D is being filed by Sean P. Downes pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934 to report certain material changes to Mr. Downes’ beneficial ownership as of November 21, 2017.  This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2017 (the “Original Schedule 13D”).  All capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meaning set forth in the Original Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby supplemented as follows:

Mr. Downes acquired the shares of Common Stock reported herein in connection with Mr. Downes’ employment with the Company, including pursuant to an Employment Agreement and related Non-qualified Stock Option Agreements and Performance Share Unit Agreements, each of which is incorporated herein by reference to Exhibits 1 through 7 of the Original Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is supplemented as follows:

The response to Item 3 is incorporated by reference herein.

Mr. Downes does not presently have any plan or proposal which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of the issuer; an extraordinary corporate transaction involving the issuer or its subsidiaries; a sale or transfer of a material amount of the issuer’s or its subsidiaries’ assets; any change in the present board of directors or management of the issuer; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer’s corporate structure; any changes to the issuer’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

CUSIP No. 91359V107	SCHEDULE 13D	Page 4 of 5 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is supplemented as follows:

(a)
Mr. Downes beneficially owns an aggregate of 2,183,863 shares of Common Stock (which includes options to purchase in the aggregate 758,332 shares of Common Stock exercisable within 60 days hereof and performance share units which represent the right to acquire 21,570 shares of Common Stock and which vest within 60 days hereof), which represents approximately 6.3% of the outstanding shares of Common Stock of the Company. The percentage is based on 34,443,288 shares of Common Stock outstanding on November 3, 2017, as reported in the Company’s quarterly report on Form 10-Q, filed with the SEC on November 9, 2017.

(b)	Number of shares as to which Mr. Downes has:

(i)	Sole power to vote or direct the vote:	2,183,863

(ii)	Shared power to vote or direct the vote:	0

(iii)	Sole power to dispose or direct the disposition of:	2,183,863

(iv)	Shared power to dispose or direct the disposition of:	0

(c)
On November 2, 2017, performance share units which represent the right to acquire 21,570 shares of Common Stock became convertible by Mr. Downes into shares of Common Stock within 60 days.  On November 16, 2017, options to purchase 150,000 shares of Common Stock became exercisable by Mr. Downes within 60 days.  On November 17, 2017, Mr. Downes exercised options to acquire 200,000 shares of Common Stock elected to pay the exercise price and satisfy his statutory tax withholding obligation by having the Company withhold a total of 119,736 shares of vested Common Stock equal to the amount of the exercise price and withholding obligation.  On November 21, 2017, options to purchase 216,666 shares of Common Stock became exercisable by Mr. Downes within 60 days.  No other transactions in the Common Stock have been effected by Mr. Downes in the past 60 days.

(d)	This Item 5(d) is not applicable.

(e)	This Item 5(e) is not applicable.

CUSIP No. 91359V107	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: November 24, 2017

/s/ Sean P. Downes
SEAN P. DOWNES